CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ___________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 23, 2018

VIA EDGAR

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Jennifer López

Mr. Scott Stringer

Ms. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MOGU Inc. (formerly known as Meili Inc.) (CIK No. 0001743971)

Registration Statement on Form F-1 (File No. 333-228317)

Response to the Staff’s Comment Letter Dated November 20, 2018

Dear Ms. Ransom, Mr. Hamidi, Ms. López, Mr. Stringer and Ms. Manuel:

On behalf of our client, MOGU Inc. (formerly known as Meili Inc.), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on November 9, 2018, as well as two copies of the filed exhibits.

Securities and Exchange Commission

November 23, 2018

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated November 20, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s response.

The Company respectfully advises the Staff that it plans to commence the road show for the proposed offering on or about November 26, 2018. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about December 4, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Exhibit 5.1

1.

Please have counsel revise its opinion to remove the assumption in clause 2.4. Please note that it is inappropriate for counsel to include in its opinion assumptions that are overly broad, assume material facts underlying the opinion or any readily ascertainable facts. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

The Company respectfully advises the Staff that the Company’s Cayman Islands counsel has revised its opinion to reflect the Staff’s comments by deleting the assumption in clause 2.4 of the originally filed opinion. The Company has filed the revised opinion as Exhibit 5.1 to the Registration Statement.

*    *     *

Securities and Exchange Commission

November 23, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Steven Zhao, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 212 323-3273 or via e-mail at steven.zhao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer, MOGU Inc.

Helen Ting Wu, Chief Financial Officer, MOGU Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP